SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13G/A
                                 (Rule 13d-102)

                               (Amendment No. 2)*
                                ----------------

              INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO
                   RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO 13d-2 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 CardioNet, Inc.
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    14159L103

                                 (CUSIP Number)

                                December 31, 2011
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [X]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

                               (Page 1 of 6 Pages)
-----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A                                                 PAGE 2 of 6
CUSIP No. 14159L103


     (1)     NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cumberland Associates LLC
------------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
------------------------------------------------------------------------
     (3)     SEC USE ONLY

------------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
                             New York
------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ---------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             0
------------------------------------------------------------------------
    (10)     CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES                     [  ]
------------------------------------------------------------------------
    (11)     PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             0%
------------------------------------------------------------------------
    (12)     TYPE OF REPORTING PERSON
             OO, IA
------------------------------------------------------------------------

Schedule 13G/A                                                 PAGE 3 of 6
CUSIP No. 14159L103


ITEM 1(a).  NAME OF ISSUER:
            CardioNet, Inc. (the "Issuer")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            227 Washington Street
            Conshohocken, PA 19428

ITEM 2(a).  NAME OF PERSON FILING:
            This statement is being filed by Cumberland Associates LLC (the "Reporting Person").

               Cumberland Associates LLC is engaged in the business of managing, on a discretionary basis, four securities accounts (the "Accounts"), the principal one of which is Cumberland Partners. Andrew M. Wallach and Barry A. Konig are the members (the "Members") of Cumberland Associates LLC.

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
            The address of the principal business and office of Cumberland Associates LLC and each of the Members is 767 Third Avenue, 39th Floor, New York, New York 10017.

ITEM 2(c).  CITIZENSHIP:
            Cumberland Associates LLC is a limited liability company organized under the laws of New York. Each of the Members is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
            Common Stock, $0.001 par value per share

ITEM 2(e).  CUSIP NUMBER:
            14159L103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)[ ] Broker or dealer registered under Section 15 of the Act

         (b)[ ] Bank as defined in Section 3(a)(6) of the Act

         (c)[ ] Insurance Company as defined in Section 3(a)(19) of the
                Act

         (d)[ ] Investment Company registered under Section 8 of the Investment Company Act of 1940

Schedule 13G/A                                                 PAGE 4 of 6
CUSIP No. 14159L103


         (e)[X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)

         (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

         (g)[ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

         (h)[ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i)[ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

         (j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c),
         CHECK THIS BOX.                                           [ ]

ITEM 4.  OWNERSHIP.

         The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon the 24,522,655 shares of Common Stock outstanding as of November 4, 2011 as reported in the Issuer's Quarterly Report on Form 10Q for the fiscal quarter ending September 30, 2011.

          (a) Amount beneficially owned: 0
          (b) Percent of class: 0%
          (c)(i) Sole power to vote or direct the vote: 0
            (ii) Shared power to vote or direct the vote: 0
           (iii) Sole power to dispose or direct the disposition: 0
            (iv) Shared power to dispose or direct the disposition: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
         The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held for each Account in accordance with their ownership interests in each such Account.

Schedule 13G/A                                                 PAGE 5 of 6
CUSIP No. 14159L103


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.
         Not applicable.

ITEM 10. CERTIFICATION.
         By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G/A                                                 PAGE 6 of 6
CUSIP No. 14159L103


                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 7, 2012

                             CUMBERLAND ASSOCIATES LLC



                             By:  /s/ Andrew M. Wallach
                                  ---------------------
                             Name:   Andrew M. Wallach
                             Title:  Managing Member/Chief
                                     Executive Officer